# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sintx Technologies, Inc., CIK 0001269026
CUSIP: 829392703
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1885 West 2100 South, Salt Lake City, Utah (UT), 84119
Date of event which requires filing of this statement: 07/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001921821

## Reporting persons
- Sinaptic Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 216,450; sole dispositive power 0; shared dispositive power 216,450; aggregate amount beneficially owned 216,450 (7.9% of the class)
  Comment: The reporting person's ownership consists of (i) 216,450 shares of common stock ("Common Stock") and (ii) 325,000 unvested warrants to purchase shares of Common Stock (the "Warrants") that will vest, if at all, upon the achievement of certain performance goals over a four-year period starting July 1, 2025 and subject to a provision limiting the holder's ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 19.99% of the Issuer. Because the Warrants are unvested and subject to performance-based vesting goals, which have not yet been achieved, the shares of Common Stock underlying the Warrants are not deemed beneficially owned and have not been included in any of the amounts reported above.
- Sinaptic Surgical, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 216,450; sole dispositive power 0; shared dispositive power 216,450; aggregate amount beneficially owned 216,450 (7.9% of the class)
  Comment: The reporting person's ownership consists of (i) 216,450 shares of Common Stock and (ii) 325,000 unvested Warrants to purchase shares of Common Stock that will vest, if at all, upon the achievement of certain performance goals over a four-year period starting July 1, 2025 and subject to a provision limiting the holder's ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 19.99% of the Issuer. Because the Warrants are unvested and subject to performance-based vesting goals, which have not yet been achieved, the shares of Common Stock underlying the Warrants are not deemed beneficially owned and have not been included in any of the amounts reported above.

## Item 1. Issuer
Name of issuer: Sintx Technologies, Inc.
Address of issuer's principal executive offices: 1885 West 2100 South Salt Lake City, UT, 84119

## Item 2. Person Filing
Name of person filing:
Sinaptic Holdings, LLC ("Holdings") and Sinaptic Surgical, LLC ("Surgical") (each, a "Reporting Person", and collectively, the "Reporting Persons")

Surgical is the record holder of the shares reported herein. Holdings is the sole member and manager of Surgical. Consequently, it may be deemed the beneficial owner of shares held by Surgical and to have voting and investment control over such shares.
Address of principal business office or, if none, residence: The address of each Reporting Person is 591 Brookside Drive, Longmont, CO 80504
Citizenship: Each Reporting Person is organized in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Holdings may be deemed to own 216,450 shares of Common Stock owned by Surgical. Surgical is also the record holder of 325,000 unvested Warrants that will vest, if at all, upon the achievement of certain performance goals over a four-year period starting July 1, 2025 and subject to a provision limiting the holder's ability to exercise the Warrants if such exercise would cause the holder to beneficially own greater than 19.99% of the Issuer. Because the Warrants are unvested and subject to performance-based vesting goals, which have not yet been achieved, the shares of Common Stock underlying the Warrants are not deemed beneficially owned and have not been included in any of the amounts reported above.
Percent of class:
Holdings: 7.9%*

Surgical: 7.9%*

*The percentage ownership is determined based on an aggregate 2,725,156 shares of Common Stock of the Issuer outstanding, which is the sum of (i) 2,508,706 shares of Common Stock outstanding as of May 13, 2025, as reported on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 15, 2025, and (ii) 216,450 shares of Common Stock owned by Surgical, which have been added to the total shares of Common Stock outstanding.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 216,450
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 216,450

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement, dated July 1, 2025, between Holdings and Surgical.

## Signatures
- Sinaptic Holdings, LLC: /s/ Bryan Scheer, Bryan Scheer / Chief Executive Officer (07/03/2025)
- Sinaptic Surgical, LLC: /s/ Hugh Roberts, Hugh Roberts / President (07/03/2025)